Cloopen Receives NYSE Non-compliance Letter Regarding ADS Trading Price

BEIJING, November 1, 2022 /PRNewswire/ -- Cloopen Group Holding Limited (NYSE: RAAS) (“Cloopen” or the “Company”) today announced that it received a letter from the New York Stock Exchange (the “NYSE”) dated October 5, 2022, notifying the Company that it is below compliance standards due to the trading price of the Company’s American depositary shares (the “ADSs”) and that the applicable cure period for the Company to regain compliance expires on April 5, 2023.

Pursuant to applicable NYSE continued listing standards, a company would be considered “below criteria” by the NYSE if the average closing price of a security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. The company must bring its share price and average share price back above US$1.00 by six months following receipt of the notification. In the event that at the expiration of the six-month cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. Alternatively, the company can also demonstrate an accelerated cure based on a US$1.00 share price on both the last trading day of any calendar month within the six-month cure period and the average share price over the 30 trading days preceding the end of that month.

To address this issue, the Company intends to monitor the market conditions of its listed securities and is still considering its options.

About Cloopen Group Holding Limited

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). Cloopen’s mission is to enhance the daily communication experience and operational productivity for enterprises. Cloopen aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

For more information, please visit https://ir.yuntongxun.com.

Forward-Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Cloopen may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Cloopen’s beliefs and expectations as well as its financial outlook, are forward-looking statements. These forward-looking statements are based on Cloopen’s current expectations and involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Cloopen’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and Cloopen does not undertake any obligation to update such information, except as required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement, and you are cautioned not to place undue reliance on these forward-looking statements.

For investor and media inquiries, please contact:

Cloopen Group Holding Limited

Investor Relations

Email: ir@yuntongxun.com

SOURCE Cloopen Group Holding Limited